Exhibit 3.3

Article III, Section 2 of the Amended and Restated Bylaws of Daily Journal Corporation has been amended as follows, effective May 14, 2019:

Article III, Section 2. Number of Directors. The authorized number of directors shall not be less than three (3) nor more than seven (7), until changed by amendment of the articles of incorporation or these bylaws. The exact number of directors shall be fixed, within the limits specified, by resolution adopted by the Board of Directors. Until changed by resolution duly adopted by the Board of Directors, the exact number of directors shall be six (6).